UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-2736

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sport Chalet, Inc. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SportChalet, Inc.
One Sport Chalet Drive
La Canada, California 91011

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Sport Chalet, Inc. Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2004 and 2003, and the changes in the net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Holthouse Carlin & Van Trigt LLP
Westlake Village, California
May 12, 2005

Sport Chalet, Inc. Employee Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$4,845,723	$3,913,487
Investment, at contract value	362,659	300,870
Employee contributions receivable	20,934	21,724
Employer contributions receivable	15,772	7,263

Total net assets available for plan benefits	$5,245,088	$4,243,344

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions
Employee contributions	$695,361
Employer contributions	97,454
Employee rollover contributions	67,491
Interest income	15,914
Net appreciation in fair value of investments	440,966
Net appreciation in fair value of Sport Chalet, Inc. Common Stock	76,884

Total additions	1,394,070

Deductions
Benefit and withdrawal payments	383,781
Administrative expenses	8,545

Total deductions	392,326

Net increase in assets available for plan benefits	1,001,744

Net assets available for plan benefits at beginning of year	4,243,344

Net assets available for plan benefits at end of year	$5,245,088

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) is provided for general informational purposes only. Participants and other interested parties should refer to the Plan documents for a more complete description of the Plan.

General

The Plan was established effective January 1, 1997 and is a defined contribution plan covering all employees of Sport Chalet, Inc. (the Company) who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All employees of the Company who have completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 100% of compensation, as defined, each payroll period, up to the maximum permitted by the Plan and relevant Internal Revenue Code provisions. The maximum salary deferral limit for 2004 and 2003 was $13,000 and $12,000, respectively. For the year ended December 31, 2004, the Company made matching contributions of 25% of the participant’s deferral up to a maximum of 1% of compensation.

“Rollover” contributions from other qualified plans are accepted by the Plan.

Participants’ Accounts

Individual accounts are maintained for each participant which are adjusted for the employee’s and the employer’s contributions, investments’ earnings and changes in value.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their account balance in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the prime rate plus 2%. As of December 31, 2004, outstanding participant loans were $131,167, bearing interest at rates of 6.0% to 11.5%.

Vesting

Participants are immediately vested in their contributions and the related earnings and losses on such contributions. The Company’s matching contributions, and the related earnings and losses on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $3,794 and $6,139, respectively. During the year ended December 31, 2004, administrative expenses and employee contributions were reduced by $3,419 and $5,471, respectively, from forfeited nonvested accounts.

Income Tax Status

The Plan is the subject of a favorable opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to, maintain the tax qualified status of the Plan.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Prudential Retirement Insurance & Annuity Company (Prudential).

Investments

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value, loans are stated at the unpaid principal amount, and guaranteed insurance contracts are at contract value. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay benefits. The investments and changes therein of the trust funds have been reported to the Plan by Prudential using fair value.

Investments are valued daily and investment sales are recognized on a trade-date basis. Interest income is recognized on the accrual basis and dividends are recognized on the ex-dividend date.

Expenses of the Plan

Certain expenses, such as fees for the independent qualified public accountants, incurred in the administration of the Plan and not paid for by forfeitures or participants are paid by the Company. The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Benefits are recorded when paid.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investments in the Plan are held by Prudential and are participant-directed. Plan participants may direct contributions to any investment options offered by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following details investments at December 31, 2004 that had a fair value representing 5% or more of the Plan’s net assets available for plan benefits:

Mid Cap Growth/Artisan Partners Fund	$515,980
Core Bond/BSAM Fund	$331,661
Dryden S & P 500 Index Fund	$1,382,022
Large Cap Value Fund/Wellington Mgmt	$1,042,801
Guaranteed Income Fund	$362,659
American Century Ultra Account	$379,577

Plan investment options include a Guaranteed Interest Contract. The annual yield for this account was 2.95% for the year ended December 31, 2004.

4. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants’ rights to all the amounts in their accounts become nonforfeitable.

5. Party-in-Interest Transactions

The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 or for which no statutory or administrative exemption exists.

Supplemental Schedule

Sport Chalet, Inc. Employee Retirement Savings Plan
EIN: 95-4390071  Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description of Investment	Current Value

* Prudential Retirement Insurance	Guaranteed Income Fund	$362,659
* Prudential Retirement Insurance	Balanced I Fund/Wellington Mgmt.	52,728
* Prudential Retirement Insurance	Lifetime 60 Fund	6,223
* Prudential Retirement Insurance	Lifetime 50 Fund	3,352
* Prudential Retirement Insurance	Lifetime 40 Fund	11,148
* Prudential Retirement Insurance	Lifetime 30 Fund	81,696
* Prudential Retirement Insurance	Lifetime 20 Fund	68,210
* Prudential Retirement Insurance	Core Bond/BSAM Fund	331,661
* Prudential Retirement Insurance	Dryden S & P 500 Index Fund	1,382,022
* Prudential Retirement Insurance	Small Cap Growth/TimesSquare Fund	120,101
* Prudential Retirement Insurance	Small CapValue/Perkins Wolf McDonnell Fund	173,008
* Prudential Retirement Insurance	American Century Ultra Account	379,577
* Prudential Retirement Insurance	Mid Cap Growth/Artisan Partners Fund	515,980
* Prudential Retirement Insurance	Templeton Foreign Account-Class A Shares	18,067
* Prudential Retirement Insurance	Large Cap Value Fund/Wellington Mgmt.	1,042,801
* Prudential Retirement Insurance	Mid Cap Value Fund/Wellington Mgmt.	8,310
* Prudential Retirement Insurance	Oppenheimer Global Fund-Class A Shares	200,571
* Prudential Retirement Insurance	Calvert Social Inv. (CSIF) EQ-A	75,701
* National Financial Services	Sport Chalet Common Stock*	243,400
	Participant Loans* (Interest at 6.0% to 11.5%)	131,167

		$5,208,382

* Indicates a party-in-interest.

See auditors’ report and accompanying notes to financial statements.

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 12, 2005	SPORT CHALET, INC. EMPLOYEE RETIREMENT SAVINGS PLAN By /s/ Howard K. Kaminsky ——————————————————— Howard K. Kaminsky, Trustee By /s/ Dennis Trausch ——————————————————— Dennis Trausch, Trustee

Exhibit Index

Exhibit Number	Description	Page

23.1	Consent of Independent Registered Public Accounting Firm	13